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June 15, 2009



Mr. Jeffrey Jaramillo
U.S. Securities and Exchange Commission
Washington, D.C.  20549-0402

Re:      Westbridge Research Group
         Form 10-KSB for the fiscal year ended November 30, 2008

Dear Mr. Jaramillo,

We have received your correspondence dated June 3, 2009 and are in the process of responding to your questions and comments.

Your correspondence requested that we respond within 10 business days, June 17, 2009. We respectfully request an additional 10 business days, to July 1, 2009, to gather the necessary information and complete our reply correspondence.

As I will be out of town all this week, please contact our Accounting Manager, Lanette Dudley, to confirm your agreement with the extension of time to respond.

Sincerely,



/s/ Christine Koenemann
President